As you may recall, at a shareholder meeting held on March 15, 2001, the funds shareholders approved a revised fundamental investment policy allowing the fund to invest up to 25% of its total assets in investment-grade preferred stock of real estate investment trusts (REITs). At the same time, the board of directors further restricted the funds investment in these securities to 10% of total assets. This additional investment restriction was nonfundamental, however, meaning that it was subject to change at any time by the board of directors, without shareholder approval. In order to provide the fund with additional investment flexibility, at a meeting held on December 7, 2004, the funds board of directors removed this 10% restriction. The fund will continue to be subject to the policy limiting investments in investment-grade preferred stock of REITs to 25% of total assets.